Exhibit 12(b)
General Electric Company
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31
(Dollars in millions)	2012	2011	2010	2009	2008

General Electric Company and
consolidated affiliates
Earnings(a)	$15,583	$19,046	$13,726	$9,752	$19,680
Plus:
Interest and other financial charges
included in expense(b)	12,508	14,528	15,537	17,667	24,121
One-third of rental expense(c)	577	528	570	604	473

Adjusted “earnings”	$28,668	$34,102	$29,833	$28,023	$44,274

Fixed charges:
Interest and other financial charges
included in expense(b)	$12,508	$14,528	$15,537	$17,667	$24,121
Interest capitalized	28	25	39	42	73
One-third of rental expense(c)	577	528	570	604	473

Total fixed charges	$13,113	$15,081	$16,146	$18,313	$24,667

Ratio of earnings to fixed charges	2.19	2.26	1.85	1.53	1.79

Preferred stock dividend requirements	$–	$1,031	$300	$300	$75

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	1.17	1.40	1.08	0.90	1.07

Preferred stock dividend factor on
pre-tax basis	$–	$1,443	$324	$270	$80
Fixed charges	13,113	15,081	16,146	18,313	24,667

Total fixed charges and preferred stock
dividend requirements	$13,113	$16,524	$16,470	$18,583	$24,747

Ratio of earnings to combined fixed
charges and preferred stock dividends	2.19	2.06	1.81	1.51	1.79

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.